UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Charming Shoppes, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

161133103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES Q
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,354,125
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,354,125
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,354,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,354,125
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,354,125
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,354,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 378,275
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 378,275
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 378,275
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 378,275
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,732,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,732,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,732,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON MYCA PARTNERS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,570,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,570,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON MYCA MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,570,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,570,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON MICHAEL APPEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON ROBERT FRANKFURT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,570,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,570,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON THE CHARMING SHOPPES FULL VALUE COMMITTEE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,327,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,327,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,327,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 161133103

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement described and defined in Item 4, Crescendo Partners II has withdrawn its nominations of Messrs. Ajdler, Frankfurt and Appel for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2008 annual meeting of stockholders (the “2008 Annual Meeting”).  Pursuant to the Settlement Agreement, the Issuer agreed to nominate Messrs. Ajdler and Appel to serve as directors of the Board.  With the execution of the Settlement Agreement the Committee will cease to exist upon the filing of this Amendment No. 4 to the Schedule 13D.  Accordingly, the Committee, Myca Master Fund, Myca Partners and Messrs. Appel and Frankfurt are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4 to the Schedule 13D.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 7,732,400 Shares owned in the aggregate by Crescendo Partners II and Crescendo Partners III is approximately $40,613,879, including brokerage commissions.  The Shares owned by Crescendo Partners II and Crescendo Partners III were acquired with partnership funds.

The aggregate purchase price of the 1,360,900 Shares (excluding 209,100 Shares underlying short put options) owned by Myca Master Fund is approximately $11,150,534, including brokerage commissions.  The Shares owned by Myca Master Fund were acquired with its working capital.

The aggregate purchase price of the 15,000 Shares owned directly by Mr. Ajdler is approximately $63,518, including brokerage commissions.  The Shares owned directly by Mr. Ajdler were acquired with personal funds.

The aggregate purchase price of the 10,000 Shares beneficially owned by Mr. Appel is approximately $46,067, including brokerage commissions.  The Shares owned directly by Mr. Appel were acquired with personal funds.

Item 4 is hereby amended to add the following:

On May 8, 2008, the Issuer on the one hand and Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III, Myca Master Fund, Myca Partners, Messrs. Rosenfeld, Frankfurt, Ajdler and Appel on the other hand (the foregoing entities and individuals collectively, the “Committee” and each individually, a “Member”) entered into a settlement agreement (the “Settlement Agreement”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  Pursuant to the terms of the Settlement Agreement, among other things, the Issuer agreed to: (i) increase the size of the Board from eight to eleven members effective as of the 2008 Annual Meeting, (ii) nominate and recommend for election as Class C directors, with terms scheduled to end in 2011, Dorrit J. Bern, Alan Rosskamm and Messrs. Appel and Ajdler (Messrs. Appel and

 Ajdler each, a “Committee Nominee”), (iii) nominate and recommend for election as Class B directors, with terms scheduled to end in 2010, Michael Goldstein and Richard W. Bennett III, (iv) submit, recommend and actively solicit proxies in favor of a proposal at the 2008 Annual Meeting for the declassification of the Board, (v) prepare the Issuer’s proxy statement and proxy cards for the 2008 Annual Meeting, and all other solicitation materials to be delivered to shareholders in connection with the 2008 Annual Meeting, in accordance with the Settlement Agreement, (vi) cause, at the first meeting of the Board following the 2008 Annual Meeting, at least one Committee Nominee selected by the Issuer, to be a member of each committee of the Board and each committee of the Board which is created after the date of the Settlement Agreement, (vii) promptly after the execution of the Settlement Agreement stipulate to the voluntary dismissal with prejudice and without costs the action entitled Charming Shoppes v. Crescendo Partners II, L.P., et al., and (viii) adjourn the 2008 Annual Meeting until June 26, 2008.

Pursuant to the terms of the Settlement Agreement, among other things, the Committee agreed to: (i) together with its Affiliates (as defined in the Settlement Agreement), (a) cause all shares of Common Stock for which they have the right to vote as of the record date for the 2008 Annual Meeting to be present for, and voted at, the 2008 Annual Meeting, (b) vote in favor of each director nominated and recommended by the Board for election at the 2008 Annual Meeting, (c) vote in favor of the Declassification Proposal (as defined in the Settlement Agreement) and each other matter recommended by the Board at the 2008 Annual Meeting, and (d) vote against any shareholder nominations for director which are not approved and recommended by the Board for election at the 2008 Annual Meeting, (ii) irrevocably withdraw any nominations to the Board made prior to the date of the Settlement Agreement, (iii) terminate the pending proxy contest with respect to the election of directors at the 2008 Annual Meeting, (iv) provide to the Issuer all information relating to the Committee Nominees to the extent required under applicable law to be included in the Issuer’s proxy statement for the 2008 Annual Meeting and any other solicitation materials to be delivered to shareholders in connection with the 2008 Annual Meeting, (v) file this Amendment No. 4 to the Schedule 13D disclosing the material contents of the Settlement Agreement within two business days of the execution of the Settlement Agreement, and (vi) promptly after the execution of the Settlement Agreement stipulate to the voluntary dismissal with prejudice and without costs the action entitled Charming Shoppes v. Crescendo Partners II, L.P., et al.

The Issuer agreed to reimburse the Committee for up to $1,000,000 of its out-of-pocket expenses incurred in connection with the proxy solicitation and the litigation.

Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 113,263,136 Shares outstanding, which is the total number of Shares reported to be outstanding as of March 28, 2008, in the Issuer’s definitive proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on April 4, 2008.

As of the date hereof, Crescendo Partners II beneficially owns 7,354,125 Shares, constituting approximately 6.5% of the Shares outstanding.  As the general partner of Crescendo Partners II, Crescendo Investments II is deemed to beneficially own the 7,354,125 Shares owned by Crescendo Partners II, constituting approximately 6.5% of the Shares outstanding.  As the managing member of Crescendo Investments II, which in turn is the general partner of Crescendo Partners II, Mr. Rosenfeld is deemed to beneficially own the 7,354,125 Shares owned by Crescendo Partners II, constituting approximately 6.5% of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 7,354,125 Shares owned by Crescendo Partners II by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners II, except to the extent of their pecuniary interest therein.

As of the date hereof, Crescendo Partners III beneficially owns 378,275 Shares, constituting less than one percent of the Shares outstanding.  As the general partner of Crescendo Partners III, Crescendo Investments III is deemed to beneficially own the 378,275 Shares owned by Crescendo Partners II, constituting less than one percent of the Shares outstanding.  As the managing member of Crescendo Investments III, the general partner of Crescendo Partners III, Mr. Rosenfeld is deemed to beneficially own the 378,275 Shares owned by Crescendo Partners III, constituting less than one percent of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 378,275 Shares owned by Crescendo Partners III by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments III and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners III, except to the extent of their pecuniary interest therein.

Each of Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III and Mr. Rosenfeld, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the 1,595,000 Shares beneficially owned in the aggregate by the other members of the Committee.  Each of Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III and Mr. Rosenfeld disclaims beneficial ownership of the Shares owned by the other members of the Committee.

As of the date hereof, Myca Master Fund beneficially owns 1,570,000 Shares, constituting approximately 1.4% of the Shares outstanding.  Myca Partners, as the investment manager of Myca Master Fund, is deemed to beneficially own the 1,570,000 Shares owned by Myca Master Fund, constituting approximately 1.4% of the Shares outstanding.  Each of Myca Master Fund and Myca Partners, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the 7,757,400 Shares owned in the aggregate by the other members of the Committee.  Each of Myca Master Fund and Myca Partners disclaims beneficial ownership of the Shares owned by the other members of the Committee.

As of the date hereof, Mr. Frankfurt, as the President of Myca Partners, the investment manager of Myca Master Fund, is deemed to beneficially own the 1,570,000 Shares beneficially owned by Myca Master Fund, constituting approximately 1.4% of the Shares outstanding.  Mr. Frankfurt, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the 7,757,400 Shares owned in the aggregate by the other members of the Committee.  Mr. Frankfurt disclaims beneficial ownership of the Shares owned by the other members of the Committee.

As of the date hereof, Mr. Ajdler beneficially owns 15,000 Shares, constituting less than one percent of the Shares outstanding.  Mr. Ajdler, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the 9,312,400 Shares owned in the aggregate by the other members of the Committee.  Mr. Ajdler disclaims beneficial ownership of the Shares owned by the other members of the Committee, except to the extent of his pecuniary interest therein.

As of the date hereof, Mr. Appel beneficially owns 10,000 Shares, constituting less than one percent of the Shares outstanding.  6,000 of such Shares are held in Mr. Appel’s Rollover IRA account.  Mr. Appel, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the 9,317,400 Shares owned in the aggregate by the other members of the Committee.  Mr. Appel disclaims beneficial ownership of the Shares owned by the other members of the Committee.

As of the date hereof, the Committee, as an artificial entity created in connection with the proxy solicitation for the 2008 Annual Meeting, is deemed to beneficially own the 9,327,400 Shares owned in the aggregate by its constituent members, constituting approximately 8.2% of the Shares outstanding.  The Committee disclaims beneficial ownership of such Shares.

Item 5(c) is hereby amended to add the following:

Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D.  All of such transactions were effected in the open market.

Item 6 is hereby amended to add the following:

On May 8, 2008, Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III, Myca Master Fund, Myca Partners, Messrs. Rosenfeld, Frankfurt, Ajdler and Appel and the Issuer entered into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On May 12, 2008, Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III, Messrs. Rosenfeld and Ajdler (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 4 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1	Settlement Agreement, dated May 8, 2008.

Exhibit 99.2
Joint Filing Agreement by and among Crescendo Partners II, L.P., Series Q, Crescendo Investments II, LLC, Crescendo Partners III, L.P., Crescendo Investments III, LLC, Eric Rosenfeld and Arnaud Ajdler, dated May 12, 2008.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2008	CRESCENDO PARTNERS II, L.P., SERIES Q
	By:	Crescendo Investments II, LLC
General Partner

	By:	/s/ Eric Rosenfeld
		Name:	Eric Rosenfeld
		Title:	Managing Member

CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO PARTNERS III, L.P.

By:	Crescendo Investments III, LLC
General Partner

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO INVESTMENTS III, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD

MYCA MASTER FUND, LTD.

By:	Myca Partners, Inc. its Investment Manager

By:	/s/ Robert Frankfurt
Robert Frankfurt President

MYCA PARTNERS, INC.

By:	/s/ Robert Frankfurt
Robert Frankfurt President

/s/ Robert Frankfurt
ROBERT FRANFURT

/s/ Arnaud Ajdler
ARNAUD AJDLER

/s/ Michael Appel
MICHAEL APPEL

SCHEDULE A
Transactions in the Shares Since Filing Amendment No. 3 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($U.S.)	Date of Purchase

CRESCENDO PARTNERS II, L.P., SERIES Q
None

CRESCENDO INVESTMENTS II, LLC
None

CRESCENDO PARTNERS III, L.P.
None

CRESCENDO INVESTMENTS III, LLC
None

ERIC ROSENFELD
None

MYCA MASTER FUND, LTD.
46,595	4.3394	04/22/2008

MYCA PARTNERS INC.
None

ROBERT FRANKFURT
None

ARNAUD AJDLER
None

MICHAEL APPEL
None